Exhibit (a)(1)(I)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated October 16, 2007 and the related Letter of Transmittal and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by Merrill Lynch, Pierce, Fenner & Smith Incorporated and Rothschild Inc., the Dealer Managers, or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
United Industrial Corporation
at
$81.00 Net Per Share
by
Marco Acquisition Sub Inc.
an indirect wholly owned subsidiary of
Textron Inc.

Marco Acquisition Sub Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Textron Inc., a Delaware corporation (“Textron”), is offering to purchase all outstanding shares (the “Shares”) of common stock, par value $1.00 per share (the “UIC Common Stock”), of United Industrial Corporation, a Delaware corporation (“UIC”), at a purchase price of $81.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 16, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which together constitute the “Offer”). Tendering shareholders whose Shares are registered in their names and who tender directly to the American Stock Transfer & Trust Company (the “Depositary”) will not be charged brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Tendering shareholders whose Shares are registered in the name of their broker, bank or other nominee should consult such nominee to determine if any fees may apply. Following the consummation of the Offer, and subject to the conditions described in the Offer to Purchase, Purchaser intends to effect the Merger described below.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME,
ON NOVEMBER 13, 2007, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, (i) there shall be validly tendered in accordance with the terms of the Offer, prior to the scheduled expiration of the Offer (as it may be extended pursuant to the Merger Agreement (as defined below)) and not withdrawn, a number of Shares that, together with the Shares then directly or indirectly owned by Textron, represents a majority of all Fully Diluted Shares (which means, as of a particular date, the sum of (a) all Shares outstanding on such date, and (b) all shares of UIC Common Stock into which securities convertible into or exercisable or exchangeable for shares of UIC Common Stock outstanding on such date are convertible, exercisable or exchangeable as of such date or would become convertible, exercisable or exchangeable after such date by reason of any of the transactions contemplated by the Merger Agreement, in each such case assuming UIC would not elect to pay cash to the holders of such securities to settle such conversion, exercise or exchange (other than with respect to any applicable make-whole premium payable to holders of the 3.75% convertible senior notes due 2024 (the “Notes”)) as of immediately prior to the expiration of the Offer (as it may be extended pursuant to the Merger Agreement) (the “Minimum Condition”); (ii) the waiting period (and any extension thereof) applicable to the transactions contemplated by the Merger Agreement (including the Offer and the Merger) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated; (iii) approval pursuant to applicable German and Austrian antitrust and competition laws having been obtained; and (iv) subject to certain exceptions, no event, change, development or occurrence shall have occurred after October 7, 2007 that has had or would reasonably be expected to have a material adverse effect on the assets, liabilities, business, results of operations or financial condition of UIC and its subsidiaries, taken as a whole. The Offer is also subject to certain other terms and conditions. See Section 13 of the Offer to Purchase. There is no financing condition to the Offer.

The purpose of the Offer is for Textron, through Purchaser, to acquire control of, and the entire equity interest in, UIC.

The Offer is being made pursuant to the Agreement and Plan of Merger dated as of October 7, 2007 (the “Merger Agreement”), among Purchaser, Textron and UIC, pursuant to which, after completion of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into UIC, with UIC surviving as an indirect wholly owned subsidiary of Textron (the “Merger”), and each issued and outstanding Share (other than Shares held in the treasury of UIC, owned by Textron, Purchaser or any subsidiary of Textron or UIC, or held by shareholders who properly demand and perfect appraisal rights under Delaware law) will, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and converted into the right to receive an amount in cash equal to the per Share price paid pursuant to the Offer, without interest and subject to reduction for any applicable withholding taxes, upon the surrender of the certificate formerly representing such Share. The Merger Agreement is more fully described in Section 11 of the Offer to Purchase.

Simultaneously with the execution of the Merger Agreement, Textron and Purchaser entered into a Tender and Support Agreement dated as of October 7, 2007 (the “Tender and Support Agreement”) with Mr. Warren G. Lichtenstein, UIC’s Chairman, and Mr. Glen M. Kassan, a UIC director, and certain entities controlled by Mr. Lichtenstein (collectively, the “Supporting Stockholders”). As of October 15, 2007, the Supporting Stockholders have represented that they collectively beneficially own approximately 1,935,950 Shares (which represents approximately 20% of the Shares) and options to acquire another 75,000 shares of UIC Common Stock. Pursuant to the Tender and Support Agreement, the Supporting Stockholders agreed to tender all Shares beneficially owned by them (including shares of UIC Common Stock issued pursuant to any exercise of options) pursuant to and in accordance with the terms of the Offer.

The UIC board of directors has unanimously (other than one recused director) approved the Merger Agreement, the Offer and the Merger and determined that the terms of the Merger Agreement, the Offer and the Merger are advisable and fair to and in the best interests of UIC and UIC’s stockholders. The UIC board of directors unanimously (other than one recused director) recommends that UIC’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

If by 12:00 Midnight, New York City time, on November 13, 2007 (or any later time to which Purchaser, subject to the terms of the Merger Agreement, extends the period of time during which the Offer is open) (the “Expiration Date”), any condition to the Offer is not satisfied or waived, and such condition to the Offer could reasonably be expected to be satisfied on or prior to February 7, 2008, subject to certain exceptions, Purchaser has agreed in the Merger Agreement to extend the Expiration Date for an additional period or periods (none of which periods will exceed 20 business days) until all of the conditions are satisfied or waived, provided that the Offer will not be extended beyond February 7, 2008 without the mutual written consent of UIC and Textron. Purchaser may extend the Offer in certain circumstances. Any extension of the Offer will be followed by a public announcement of such extension by no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw such shareholder’s Shares.

Purchaser reserves the right (but shall not be obligated) to waive any of the conditions to the Offer and to make any change to the terms of or conditions to the Offer, provided that UIC’s consent is required for Purchaser to (i) waive the Minimum Condition, unless (a) there shall be validly tendered prior to the schedule expiration of the Offer (as it may be extended pursuant to the Merger Agreement) and not withdrawn, a number of Shares that together with the Shares then directly or indirectly owned by Textron, represents a majority of the Fully Diluted Shares less the number of shares of UIC Common Stock represented by Notes outstanding on such date (the “Modified Minimum Condition”) and (b) Textron shall have requested that UIC elect to satisfy all or a portion of any Note surrendered for conversion after Textron’s acceptance of Shares pursuant to the Offer in cash; (ii) change the form of consideration to be paid pursuant to the Offer, decrease the Offer Price or the number of Shares sought in the Offer, impose additional conditions to the Offer or otherwise amend or modify the terms of the conditions to the Offer in any manner materially adverse to the holders of Shares; or (iii) extend the Expiration Date, except as required or permitted in the Merger Agreement.

As of October 15, 2007, based on (i) 9,898,102 Shares outstanding, (ii) 3,058,356 shares of UIC Common Stock issuable pursuant to conversion of outstanding Notes and (iii) 1,118,012 shares of UIC Common Stock issuable upon exercise of outstanding options, in each case as represented to us by UIC, the number of Shares required to be tendered pursuant to the Offer to satisfy the Minimum Condition is 7,037,236 and the number of Shares required to be tendered pursuant to the Offer to satisfy the Modified Minimum Condition is 5,508,058.

If at the Expiration Date all of the conditions to the Offer have been satisfied or waived and Purchaser has accepted for payment all Shares tendered in the Offer, Purchaser expressly reserves the right to provide a subsequent offering period following the Expiration Date (a “Subsequent Offering Period”) during which shareholders may tender any Shares not tendered in the Offer. If Purchaser elects to include or extend a Subsequent Offering Period, Purchaser will make a public announcement of such inclusion or extension no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date or the date of termination of the prior Subsequent Offering Period.

In order to take advantage of the Offer, you should either (i) complete and sign the Letter of Transmittal included with the copy of the Offer to Purchase in accordance with the instructions in the Letter of Transmittal, have your signature guaranteed (if required by Instruction 1 to the Letter of Transmittal), mail or deliver (or with respect to Eligible Institutions (as defined in the Letter of Transmittal), fax) the Letter of Transmittal and any other required documents to the Depositary, and either deliver the certificates for your shares along with the Letter of Transmittal to the Depositary or tender your shares pursuant to the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee you must contact such broker, dealer, commercial bank, trust company or other nominee to tender your shares. If you desire to tender shares, and certificates evidencing your shares are not immediately available, or if you cannot comply with the procedures for book-entry transfer described in the Offer to Purchase on a timely basis, or if you cannot deliver all required documents to our Depositary prior to the expiration of our Offer, you may tender your shares by following the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase.

For purposes of the Offer, Purchaser shall be deemed to have accepted for payment tendered Shares when, as and if Purchaser gives oral or written notice of Purchaser’s acceptance to the Depositary. Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments and transmitting such payments to tendering shareholders. Under no circumstances will Purchaser pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any delay in making such payment.

Except as otherwise provided in the Offer to Purchase, tenders of Shares made in the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date and if we have not by December 15, 2007 accepted your Shares for payment, you can withdraw them at any time after such time unless and until we accept such Shares for payment. For your withdrawal to be effective, a written (or, with respect to Eligible Institutions, a facsimile transmission) notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If Shares have been tendered pursuant to the procedures for book-entry transfer, any notice of withdrawal must specify the name and number of the account at The Depositary Trust Company (“DTC”) to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates. If you tender Shares by giving instructions to a broker or other nominee, you must instruct the broker or other nominee to arrange for the withdrawal of your Shares. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination shall be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Textron, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, the Dealer Managers, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering shares described in the Offer to Purchase at any time prior to the Expiration Date.

The receipt of cash in exchange for Shares pursuant to the Offer or the Merger generally will be a taxable transaction for U.S. federal income tax purposes and may also be taxable under applicable state, local and other tax laws. All shareholders should consult with their own tax advisors as to the particular tax consequences of the Offer and the Merger.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

UIC has provided to Purchaser its list of shareholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other related materials are being mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent or either Dealer Manager at their respective addresses and telephone numbers set forth below and will be furnished promptly at Purchaser’s expense. Neither Textron nor Purchaser will pay any fees or commissions to any broker or dealer or any other person (other than to the Dealer Managers, the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.

To ensure compliance with Treasury Department regulations, we advise you that, unless otherwise expressly indicated, any federal tax advice contained in this announcement was not intended or written to be used, and cannot be used, for the purpose of (i) avoiding tax-related penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any tax-related matters addressed herein.

The Information Agent for the Offer is:

D. F. King & Co., Inc.
48 Wall Street
New York, NY 10005
All others call toll free: (800) 967-7921
Banks and brokers call collect: (212) 269-5550

The Dealer Managers for the Offer are:

Merrill Lynch & Co.	Rothschild Inc.
Four World Financial Center	1251 Avenue of the Americas
New York, New York 10080	New York, New York 10020
Call Toll Free: (877) 653-2948	Call Toll Free: (800) 753-5151 (Ext. 3611)

October 16, 2007